Exhibit 99.1 Press release

WiLAN to Announce 2016 First Quarter Financial Results

OTTAWA, Canada – April 20, 2016 – WiLAN (TSX:WIN) (NASD:WILN) will release its financial results for the first quarter ended March 31, 2016, on Wednesday, April 27, 2016.

Following the release of its first quarter 2016 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Webcast Information

A live audio webcast will be available at:

http://www.gowebcasting.com/7493

Dial-in Information

•	To access the call from Canada and U.S., dial 1.877.291.4570 (Toll Free)
•	To access the call from other locations, dial 1.647.788.4919 (International)

Replay Information

The replay will be available by webcast or telephone until 11:59 PM ET on May 5, 2016.

Webcast replay will be available an hour after the call: http://www.gowebcasting.com/7493

Replay Number (Toll Free): 1.855.859.2056

Conference ID #: 90463308

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

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PRESS RELEASE

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

www.wilan.com                              © copyright Wi-LAN 20152